2000

Notice of
Annual Meeting
and
Proxy Statement

ITT Educational Services, Inc.

ITT EDUCATIONAL SERVICES, INC.

5975 Castle Creek Parkway, N. Dr.
P.O. Box 50466
Indianapolis, IN 46250-0466

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 10, 2000

The 2000 Annual Meeting of Shareholders of ITT Educational Services, Inc. (''ESI'') will be held at The Jefferson Hotel, 1200 16th Street, NW, Washington, DC 20036, on Wednesday, May 10, 2000, at 10:00 a.m., local time, for the following purposes:

1. To elect three Directors to serve until the 2003 Annual Meeting of Shareholders and until their successors are elected and have qualified.
2. To act upon such other matters that may properly come before the meeting.

All shareholders of record at the close of business on March 13, 2000 will be entitled to vote at the meeting.

It is important that your shares be represented at this meeting. Whether or not you expect to be present, please fill in, date, sign and return the enclosed proxy form in the accompanying addressed, postage-prepaid envelope. If you attend the meeting, you may revoke your proxy and vote in person.

By Order of the Board of Directors,

Clark D. Elwood
Senior Vice President, General Counsel and Secretary

ITT Educational Services, Inc.

5975 Castle Creek Parkway, N. Drive
P.O. Box 50466
Indianapolis, IN 46250-0466

PROXY STATEMENT

Annual Meeting of Shareholders
May 10, 2000

This Proxy Statement and accompanying proxy are being sent to shareholders on or about March 24, 2000 in connection with the solicitation by the Board of Directors of ITT Educational Services, Inc. (''ESI,'' ''we'' or ''us'') of proxies to be voted at the 2000 Annual Meeting of Shareholders to be held at 10:00 a.m., local time, Wednesday, May 10, 2000, at The Jefferson Hotel, 1200 16th Street, NW, Washington, DC 20036, for the purposes set forth in the accompanying Notice.

The accompanying proxy represents all of the shares of ESI common stock, $0.01 par value per share (the ''ESI Common Stock''), you are entitled to vote at the meeting. Each of the shares of ESI Common Stock outstanding at the close of business on March 13, 2000, the record date for the meeting, are entitled to one vote at the meeting. Shareholders holding a majority of such shares must be present at the meeting, whether in person or by proxy, in order to constitute a quorum for the transaction of business. As of February 25, 2000, 24,541,989 shares of ESI Common Stock were issued and outstanding.

If you execute and return the enclosed form of proxy, you may revoke it at any time before it is exercised. You can revoke your proxy by giving us written notice of revocation, executing a subsequently dated proxy and delivering it to us, or attending the meeting and voting in person. Unless revoked, your proxy will be voted at the meeting in accordance with your instructions specified on the proxy. If your proxy does not contain any instructions, your proxy will be voted at the meeting for the election as Directors of the nominees listed under the caption ''Election of Directors.'' The election of Directors will be determined by the vote of the holders of a plurality of the shares voting on such election. A proxy may indicate that all or a portion of the shares represented by such proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in street name on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present and entitled to vote on such proposal, even though such shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present, but not as voting in favor of such proposal. As a result, neither broker non-votes nor abstentions will affect the determination of whether a nominee will be elected.

Our Board of Directors is not aware of any matters, other than those described below, which are to be voted on at the meeting. If any other matters are properly raised at the meeting, however, the persons named in the enclosed form of proxy intend to vote the proxy in accordance with their judgment on such matters.

Officers, Directors and other employees of ESI may solicit proxies by telephone, facsimile or mail, or by meetings with shareholders or their representatives. We will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. We will pay all expenses of solicitation of proxies. In addition, we have retained Corporate Investor Communications, Inc. to assist us in the solicitation of proxies for a fee of approximately $5,000, plus reimbursement for its out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. Corporate Investor Communications, Inc. will perform a broker search, distribute proxy materials to beneficial owners and solicit voted proxies from banks, brokers, nominees and intermediaries.

ELECTION OF DIRECTORS

Our Board of Directors currently consists of eight Directors divided into three classes. The first and third classes contain three Directors each and the second class contains two Directors. The term of one class expires each year. Generally, each Director serves until the annual meeting of shareholders held in the year that is three years after the Director's election and thereafter until the Director's successor is elected and has qualified.

At the meeting, three Directors are to be elected to hold office for a three-year term to expire at the 2003 Annual Meeting of Shareholders and until their successors are elected and have qualified. The persons named in the accompanying proxy intend to vote such proxy for the election to the Board of Directors of Rand V. Araskog, Leslie Lenkowsky and Daniel P. Weadock, the current Directors whose terms expire this year, unless you direct them to vote otherwise.

Each of the nominees has consented to serve as a Director. If for any reason a nominee should become unable or unwilling to accept nomination or election, the persons named in the accompanying proxy intend to vote the proxy for the election of such other person as our Board may recommend. Alternatively, our Board may reduce the number of Directors to eliminate the vacancy.

A brief summary of each Director's principal occupation, business affiliations and other information follows. Unless otherwise indicated, each Director's principal occupation has been the same for the past five years. There is no family relationship between any of our Directors or executive officers.

Nominees for Director

Nominees for Term Expiring at the 2003 Annual Meeting.

Rand V. Araskog, age 68, served as chairman and chief executive of ITT Corporation, a Nevada corporation (''ITT''), a hotel, gaming and entertainment company, from December 1995, and chairman of ITT Sheraton Corporation (''ITT Sheraton''), a hotel and gaming company and a subsidiary of ITT, and Caesar's World, Inc., a gaming company and a subsidiary of ITT, from December 1996 until his retirement in February 1998. Mr. Araskog served as chief executive of ITT Corporation, formerly a Delaware corporation and now known as ITT Industries, Inc., an Indiana corporation and ITT's former parent corporation (''Old ITT''), an industrial, commercial machinery and equipment company, from 1979 to December 1995, chairman of Old ITT from 1980 to December 1995 and president of Old ITT from March 1991 to December 1995. He is also a director of The Hartford Financial Services Group, Inc., ITT Industries, Inc., Dow Jones & Company, Inc., Rayonier, Inc. and Shell Oil Company. Mr. Araskog has been a Director of ESI since April 1994.

Leslie Lenkowsky, age 53, has been professor of philanthropic studies and public policy at Indiana University since September 1997. Dr. Lenkowsky served as president of Hudson Institute, a public policy research institute, from August 1990 through August 1997. He is also a director of American United Life Pooled Equity Fund B and American United Life American Series Fund. Dr. Lenkowsky has been a Director of ESI since December 1994.

Daniel P. Weadock, age 60, has served as president of The International, a golf resort and conference center in Bolton, MA, since January 1999. He served as special assistant to the chairman of Starwood Hotels & Resorts Worldwide, Inc. (''Starwood, Inc.''), a hotel and resort company, from March 1998 through December 1998. Mr. Weadock served as president of ITT Sheraton from November 1993 through February 1998, chief operating officer of ITT Sheraton from November 1993 to October 1995 and chief executive officer of ITT Sheraton from October 1995 through February 1998. He served as senior vice president of ITT from December 1995 through February 1998. Mr. Weadock served as senior vice president of Old ITT from August 1995 to December 1995. Mr. Weadock has been a Director of ESI since April 1999.

The Board of Directors recommends a vote FOR each of the nominees listed above.

Directors Continuing in Office

Term Expiring at the 2001 Annual Meeting.

Rene R. Champagne, age 58, has been Chairman of ESI since October 1994, President and Chief Executive Officer of ESI since September 1985 and a Director of ESI since October 1985.

James D. Fowler, Jr., age 55, has served as president of Fowler & Associates, a consulting firm based in the Washington, D.C. area, since February 1996, president of the Executive Leadership Council and Foundation (''ELCF''), a non-profit, non-partisan charitable and educational organization, since February 2000 and executive director and administrator of the ELCF from October 1997 through January 2000. Mr. Fowler served as director of government and community relations of Old ITT from November 1993 through January 1996. Mr. Fowler has been a Director of ESI since April 1994.

Harris N. Miller, age 48, has served as president of the Information Technology Association of America, a trade association, since April 1995, and as president of the World Information Technology and Services Alliance, an association of trade associations, since April 1995. Mr. Miller served as president of Immigration Services Associates, a Washington, D.C. government relations firm, from June 1991 through April 1995, and as government relations director for the law firm of Fragomen, Del Ray & Bernsen, P.C. from June 1991 through April 1995. Mr. Miller has been a Director of ESI since July 1999.

Term Expiring at the 2002 Annual Meeting.

John E. Dean, age 49, is a founding partner of the Washington, D.C. law firm Dean Blakey & Moskowitz, established July 1995. Prior to July 1995, Mr. Dean was a founding partner of the Clohan & Dean law firm, the predecessor to Dean Blakey & Moskowitz. Mr. Dean has been a Director of ESI since December 1994.

Vin Weber, age 47, has been a partner at Clark & Weinstock Inc., a Washington, D.C. management and public policy consulting firm, since 1994. He is vice chairman and co-founder of Empower America, a public interest group. Mr. Weber is also a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. He is also a director of Department 56, Inc. and OneLink Communications, Inc. Mr. Weber has been a Director of ESI since December 1994.

Meetings and Committees of the Board of Directors

During 1999, there were five regular meetings and two special meetings of the Board of Directors. Each of the Directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the standing Board committees on which he or she served. The standing committees of the Board of Directors are the Audit and Corporate Governance Committee, the Compensation Committee and the Nominating Committee.

The Audit and Corporate Governance Committee:

- supports the independence of our independent and internal auditors and the objectivity of our financial statements;
- reviews our annual financial statements and our principal policies for accounting, internal control and financial reporting;
- recommends to the Board of Directors the engagement or discharge of the independent auditors;
- reviews with the independent auditors the plan, scope and timing of their audit;
- reviews the independent auditors' fees and reviews with management the independent auditors' report after completion of the audit;
- reviews and considers major claims and litigation as well as legal, regulatory and related governmental policy matters that affect us; and
- reviews and approves management policies and programs relating to compliance with legal and regulatory requirements, business integrity and ethics, conflicts of interest and environmental matters.

The Audit and Corporate Governance Committee held four meetings during 1999. The members of the Audit and Corporate Governance Committee are John E. Dean, Leslie Lenkowsky, Harris N. Miller and Vin Weber.

The Compensation Committee:

- reviews and makes recommendations to the Board of Directors with respect to the direct and indirect compensation and employee benefits of our Chairman and other elected officers;
- reviews, administers and makes recommendations to the Board of Directors with respect to any incentive plans and bonus plans that include elected officers;
- reviews management's long-range planning for executive development and succession; and
- performs certain other review functions relating to management compensation and employee relations policies.

The Compensation Committee held two meetings during 1999. The members of the Compensation Committee are James D. Fowler, Jr., Daniel P. Weadock and Vin Weber.

The Nominating Committee:

- makes recommendations concerning the organization, size and composition of our Board of Directors and its standing committees;
- proposes nominees for election to our Board and its standing committees; and
- considers the qualifications, compensation and retirement of our Directors.

The Nominating Committee held two meetings during 1999. The members of the Nominating Committee are Rand V. Araskog, Rene R. Champagne and Leslie Lenkowsky. In considering persons to nominate for election as Directors, the Nominating Committee will entertain recommendations from shareholders that are submitted in writing to ESI in accordance with the procedures set forth in the By-Laws.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and Directors, and persons who own more than 10% of ESI Common Stock, to file reports of ownership with the Securities and Exchange Commission. Such persons also are required to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received by us, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during 1999, all of our executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements.

EXECUTIVE OFFICERS

Name	Age	Position
Rene R. Champagne	58	Chairman, President and Chief Executive Officer
Omer E. Waddles	40	Executive Vice President
Gene A. Baugh	57	Senior Vice President and Chief Financial Officer
Clark D. Elwood	39	Senior Vice President, General Counsel and Secretary
Edward G. Hartigan	60	Senior Vice President
Thomas W. Lauer	53	Senior Vice President

Rene R. Champagne has served as Chairman of ESI since October 1994, President and Chief Executive Officer of ESI since September 1985 and a Director of ESI since October 1985.

Omer E. Waddles has served as Executive Vice President of ESI since April 1999. Mr. Waddles served as president of the Career College Association, a trade association, from October 1996 through March 1999. He served as minority counsel to the Committee on Labor and Human Relations of the U.S. Senate from April 1995 through September 1996, and counsel to the senior advisor to the Secretary of Education of the U.S. Department of Education from January 1995 through March 1995.

Gene A. Baugh has served as Chief Financial Officer of ESI since December 1996 and Senior Vice President of ESI since January 1993. From 1981 through November 1996 he served as Treasurer and Controller of ESI.

Clark D. Elwood has served as Senior Vice President of ESI since December 1996, Secretary of ESI since October 1992 and General Counsel of ESI since May 1991. From January 1993 through November 1996, he served as Vice President of ESI.

Edward G. Hartigan has served as Senior Vice President of ESI since January 1993.

Thomas W. Lauer has served as Senior Vice President of ESI since January 1993.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth certain information regarding compensation paid or accrued during each of the last three fiscal years to our Chief Executive Officer and each of our four other most highly compensated executive officers, based on salary and bonus earned during the 1999 fiscal year (the ''Named Executive Officers'').

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary**	**Bonus(1)**	**Securities Underlying Options(2)**	**All Other Compensation(3)**
Rene R. Champagne	1999	$350,000	502,650(4)	60,000	$53,916(5)
Chairman, President and	1998	315,000	190,000	67,000	11,025
Chief Executive Officer	1997	275,000	175,000	45,000	5,675
Thomas W. Lauer	1999	180,343	119,216(6)	20,000	6,312
Senior Vice President	1998	173,020	80,000	25,000	5,983
	1997	161,833	80,000	18,750	5,266
Gene A. Baugh	1999	169,800	217,830(7)	20,000	5,943
Senior Vice President and	1998	161,963	83,000	25,000	5,660
Chief Financial Officer	1997	150,877	80,000	18,750	5,162
Edward G. Hartigan	1999	157,144	105,723(8)	12,000	5,500
Senior Vice President	1998	150,622	63,000	15,000	5,272
	1997	145,418	60,000	18,750	5,090
Clark D. Elwood	1999	143,700	200,779(9)	20,000	5,009
Senior Vice President, General Counsel and	1998	133,670	63,000	25,000	4,679
Secretary	1997	124,000	63,000	18,750	4,299

(1) Amounts shown represent bonus compensation accrued in the stated year and paid in the subsequent year, except that: (a) the amount shown for 1999 includes the annual bonus award (the ''Annual Bonus'') and an additional one-time bonus award (the ''Special Bonus'') that was paid in February 1999 for the extraordinary contributions of the recipient during 1998 associated with ESI's February 23, 1998 change in control occasioned by Starwood, Inc.'s acquisition of ITT, the June 9, 1998 and February 1, 1999 secondary public offerings of ESI Common Stock owned by ITT, ESI's subsidiary reorganization, and ESI's change in the accreditation of its ITT Technical Institutes; and (b) the amount shown for 1997 was accrued in 1997 and paid in November 1997. The 1999 Special Bonus was paid with monies ESI received from ITT for administrative expenses related to the February 1, 1999 secondary public offering of ESI Common Stock owned by ITT. See ''Certain Transactions—Agreements With Former Shareholder—Stock Repurchase Agreement.'' The 1999 Annual Bonus was paid in components of cash and shares of ESI Common Stock, and the percentage of each component depended on the value of the recipient's holdings of ESI Common Stock prior to the payment of the bonus award.

(2) Stock options relate solely to shares of ESI Common Stock. None of the Named Executive Officers have received any SARs or restricted stock from ESI.

(3) Except as otherwise specified, amounts shown represent employer contributions under (a) the ESI 401(k) Plan, a defined contribution plan, beginning May 16, 1998, (b) the ESI Excess Savings Plan, a non-qualified retirement plan, beginning May 16, 1998, and (c) The ITT 401k Retirement Savings Plan (formerly known as the ''ITT Investment and Savings Plan''), a defined contribution plan, prior to May 16, 1998. From December 19, 1995 until February 23, 1998, all contributions were in the form of ITT common stock. From February 23, 1998 until May 16, 1998, all contributions were in the form of paired shares of Starwood, Inc. common stock and Starwood Hotels & Resorts, a Maryland real estate investment trust, beneficial interest (collectively, the ''Paired Shares''). All contributions on and after May 16, 1998 are in the form of ESI Common Stock.

(4) This number includes an Annual Bonus of $202,650 and a Special Bonus of $300,000.

(5) This amount includes $41,666 that we paid to Mr. Champagne in satisfaction of ITT's obligations that we assumed with respect to Mr. Champagne's post-retirement medical benefits. See ''Certain Transactions—Agreements With Former Shareholder—Employee Benefits Agreement.''

(6) This number includes an Annual Bonus of $69,216 and a Special Bonus of $50,000.

(7) This number includes an Annual Bonus of $67,830 and a Special Bonus of $150,000.

(8) This number includes an Annual Bonus of $55,723 and a Special Bonus of $50,000.

(9) This number includes an Annual Bonus of $50,779 and a Special Bonus of $150,000.

Compensation of Directors

We do not compensate any Director who is an employee of ESI or any of its affiliates for service as a member of our Board of Directors or any standing committee of our Board of Directors. Compensation for non-employee Directors consists of:

- an annual retainer of $18,000;
- a $1,000 fee for each Board meeting attended in person;
- a $500 fee for each Board meeting attended telephonically, unless the meeting is a telephonic meeting in which case the fee is $1,000;
- a $500 fee for each standing committee meeting attended in person; and
- a $250 fee for each standing committee meeting attended telephonically, unless the meeting is a telephonic meeting in which case the fee is $500.

We reimburse Directors for reasonable, out-of-pocket travel expenses incurred on behalf of ESI.

ESI Non-Employee Directors Deferred Compensation Plan. On October 1, 1999, we established the ESI Non-Employee Directors Deferred Compensation Plan (''Directors Deferred Compensation Plan'') covering all of our non-employee Directors. The Directors Deferred Compensation Plan provides that each non-employee Director may elect to receive payment of the annual retainer in cash or in shares of ESI Common Stock, in increments of 25% each. A non-employee Director who elects payment in shares of ESI Common Stock will receive that number of shares equal to the number obtained by dividing the dollar amount of the portion of the annual retainer to be paid in shares of ESI Common Stock by the fair market value of one share of ESI Common Stock determined as of the payment date. The value of any fractional share resulting from this calculation will be paid to the Director in cash.

The Directors Deferred Compensation Plan also provides that each non-employee Director may elect to defer payment of all or a portion of the annual retainer. The deferral of payment of cash or shares of ESI Common Stock can only be made in increments of 25%. Any deferred cash amounts will accrue interest at the rate of 6% compounded annually. Any deferred shares of ESI Common Stock will be credited with any cash dividends on those shares and, on a semi-annual basis, those cash dividends will be converted to shares of ESI Common Stock based on its fair market value at the time of the conversion.

No cash or shares of ESI Common Stock deferred by a non-employee Director under the Directors Deferred Compensation Plan will be paid to the non-employee Director until he or she is no longer a Director.

1999 Outside Directors Stock Option Plan. On July 28, 1999, we established the 1999 Outside Directors Stock Option Plan (''1999 Directors Stock Plan''), which provides for awards of nonqualified stock options to non-employee Directors. An aggregate of 250,000 shares of ESI Common Stock are reserved for issuance for option awards under the 1999 Directors Stock Plan (subject to adjustment in certain events).

The 1999 Directors Stock Plan is administered by the Board. Under the plan, each non-employee Director automatically receives a stock option to purchase 2,000 shares of ESI Common Stock on the tenth business day following the annual meeting of shareholders, provided that such non-employee Director served in that capacity both before and after the annual meeting. In addition, the 1999 Directors Stock Plan permits the Board, at its discretion, to make special awards of stock options to non-employee Directors. The automatic stock option grant and any special awards are subject to the limitations set forth in the 1999 Directors Stock Plan.

The number of shares of ESI Common Stock reserved for issuance and the number of shares subject to options under the 1999 Directors Stock Plan are subject to adjustment in certain events.

The exercise price of a stock option awarded under the 1999 Directors Stock Plan may not be less than 100% of the fair market value of the ESI Common Stock on the date of the award. No option may be exercised prior to one year after the award date (except for special awards of stock options by the Board as permitted under the plan). Stock options granted under the 1999 Directors Stock Plan will expire within three months following the end of the non-employee Director's service on the Board for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Board has the authority to establish different terms and conditions relating to the exercise of an option after the end of a non-employee Director's service on the Board. Stock options awarded under the 1999 Directors Stock Plan are not transferrable other than by will or pursuant to the laws of descent and distribution. The maximum term of a stock option awarded under the 1999 Directors Stock Plan is ten years from the date of the award. The shares of ESI Common Stock issued upon the exercise of a stock option under the 1999 Directors Stock Plan may be made available from treasury shares or authorized but unissued shares. The option price may be paid (a) by check, (b) in ESI Common Stock, (c) through a simultaneous sale through a broker of ESI Common Stock acquired upon the exercise of the stock option or (d) by any combination of the foregoing.

During 1999, the Board made a special award of nonqualified stock options under the 1999 Directors Stock Plan to seven non-employee Directors to purchase an aggregate of 70,000 shares of ESI Common Stock at an exercise price of $20.875. Each of the seven non-employee Directors received a stock option to purchase 10,000 shares of ESI Common Stock, and each of those options was immediately exercisable.

Employee Stock Options

1994 Stock Plan. On December 27, 1994, the ITT Educational Services, Inc. 1994 Stock Option Plan (the ''1994 Stock Plan'') became effective, which provides for awards of nonqualified stock options to our key employees. An aggregate of 405,000 shares of ESI Common Stock are reserved for issuance for option awards under the 1994 Stock Plan. The 1994 Stock Plan expires on December 29, 2004.

The 1994 Stock Plan is administered by the Compensation Committee. Subject to the limitations set forth in the 1994 Stock Plan, the Compensation Committee has the authority to select the persons to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules and, subject to certain restrictions, to specify other terms of the awards, including the status of awards subsequent to the termination of a participant's employment with us. Awards of options as to which restrictions have not lapsed are not transferable other than by will or pursuant to the laws of descent and distribution.

The exercise price of a stock option awarded under the 1994 Stock Plan may not be less than 100% of the fair market value of the ESI Common Stock on the date of the award. No option may be exercised prior to one year after the award date. Subject to the discretion of the Compensation Committee, stock options granted under the 1994 Stock Plan will generally expire upon the termination of an employee's employment for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Compensation Committee has the authority to establish different terms and conditions relating to the exercise of an option subsequent to the termination of a participant's employment. The maximum term of a stock option awarded under the 1994 Stock Plan will be ten years and two days from the date of the award. The shares of ESI Common Stock issued upon the exercise of a stock option under the 1994 Stock Plan may be made available from treasury shares or authorized but unissued shares.

No individual may receive options for more than 67,500 shares of ESI Common Stock under the 1994 Stock Plan in any given calendar year. The option price may be paid (a) by check, (b) in ESI Common Stock, (c) through a simultaneous sale through a broker of ESI Common Stock acquired upon the exercise of the stock option or (d) by any combination of the foregoing.

During 1999, the Compensation Committee did not grant any stock options under the 1994 Stock Plan.

1997 Stock Plan. On May 13, 1997, the 1997 ITT Educational Services, Inc. Incentive Stock Plan (the ''1997 Stock Plan'') became effective, which provides for the grant of stock options that are intended to qualify as ''incentive stock options'' under Section 422 of the Internal Revenue Code of 1986, as amended (the ''Code''). It also provides for the grant of nonqualified stock options, SARs, performance shares and restricted stock, or any combination of the foregoing, as the Compensation Committee may determine, as well as substitute stock options, stock appreciation rights and restricted stock (collectively, including incentive stock options, ''Awards''). The 1997 Stock Plan will expire on May 15, 2007.

Recipients of Awards under the 1997 Stock Plan must be, or have been at the time of grant, key employees (including any officer or director who is also an employee) whose responsibilities and decisions directly affect our performance or the performance of any of our subsidiaries or other affiliates. We presently have approximately 150 employees who fall within the category of key employees and may be considered for Awards under the 1997 Stock Plan.

The 1997 Stock Plan contains a formula for establishing an annual limit on the number of shares which may be awarded (or with respect to which non-stock Awards may be made) in any given calendar year (the ''Annual Limit''). The Annual Limit formula is expressed as a percentage of the total issued and outstanding ESI Common Stock as of the year end immediately preceding the year of the Awards (the ''Plan Year''). Under the Annual Limit formula, the maximum number of shares of ESI Common Stock for which Awards may be granted in each Plan Year shall be 1.5% of the total of the issued and outstanding shares of ESI Common Stock as reported in our Annual Report on Form 10-K for the fiscal year ending immediately prior to any Plan Year.

Any unused portion of the Annual Limit for any Plan Year shall be carried forward and be made available for Awards in succeeding Plan Years. In addition, in no event shall more than 4,050,000 shares of ESI Common Stock be cumulatively available for Awards of incentive stock options under the 1997 Stock Plan (subject to adjustments in certain events), and provided further, that no more than 20% of the total number of shares available on a cumulative basis shall be available for restricted stock and performance share Awards. For any Plan Year, no individual employee may receive stock options for more than 67,500 shares. Subject to the above limitations, shares of ESI Common Stock issued under the 1997 Stock Plan may be made available from the authorized but unissued ESI Common Stock, from treasury stock or from shares purchased on the open market.

The Compensation Committee administers the 1997 Stock Plan and makes determinations with respect to the designation of those employees who shall receive Awards, the number of shares to be covered by options, SARs and restricted stock awards, the exercise price of options (which may not be less than 100% of the fair market value of ESI Common Stock on the date of grant), other option terms and conditions and the number of performance shares to be granted and the applicable performance objectives. The Compensation Committee may impose such additional terms and conditions on an Award as it deems advisable.

Incentive stock options and related SARs under the 1997 Stock Plan must expire within ten years after grant; nonqualified stock options and related SARs will expire not more than ten years and two days after grant. The aggregate fair market value (determined on the date of grant) of the shares subject to incentive stock options that become exercisable for the first time by an employee in any calendar year may not exceed $100,000. No SAR may be exercised until at least six months after it is granted. The exercise price for options and SARs must be at least equal to the fair market value of the ESI Common Stock on the date of grant. The exercise price for options must be paid to us at the time of exercise and, in the discretion of the Compensation Committee, may be paid in the form of cash or already-owned shares of ESI Common Stock or a combination thereof. During the lifetime of an employee, an option may be exercised only by the individual (or his or her estate or designated beneficiary), no later than three months after his or her termination of employment (or for longer periods as determined by the Compensation Committee if termination is caused by retirement, total disability or death, but in no event later than the expiration of the original term of the option). If an optionee voluntarily resigns or is terminated for cause, the options and SARs are canceled immediately.

Performance shares under the 1997 Stock Plan are contingent rights to receive future payments based on the achievement of individual or company performance objectives as prescribed by the Compensation Committee. The maximum number of performance shares that may be granted to any individual employee in any given year is 100,000. The amounts paid will be based on actual performance over a period from two to five years, as determined by the Compensation Committee, using one or more of the following objective criteria, as it deems appropriate: our earnings per share, return on equity, cash flow or total shareholder return. Payments may be made in the form of shares of ESI Common Stock, cash or a combination of ESI Common Stock and cash. The ultimate payments are determined by the number of shares earned and the price of ESI Common Stock at the end of the performance period. In the event an employee terminates employment during such a performance period, the employee will forfeit any right to payment. In the case of retirement, total disability, death or cases of special circumstances, however, the employee may, in the discretion of the Compensation Committee, be entitled to an Award prorated for the portion of the performance period during which he or she was employed by us.

Restricted shares of ESI Common Stock awarded under the 1997 Stock Plan will be issued subject to a restriction period set by the Compensation Committee during which time the shares may not be sold, transferred, assigned or pledged. In the event an employee terminates employment during a restriction period, all such shares still subject to restrictions will be forfeited by the employee and reacquired by us. The Compensation Committee may provide for the lapse of restrictions in installments where deemed appropriate and it may also require the achievement of predetermined performance objectives in order for such shares to vest. The recipient, as owner of the awarded shares, shall have all other rights of a shareholder, including the right to vote the shares and receive dividends and other distributions during the restriction period. The restrictions may be waived, in the discretion of the Compensation Committee, in the event of the awardee's retirement, total disability, death or in cases of special circumstances.

During 1999, the Compensation Committee granted nonqualified stock options under the 1997 Stock Plan to purchase an aggregate of 132,000 shares of ESI Common Stock to the Named Executive Officers at an exercise price of $34.125 per share. Nonqualified stock options to purchase a total of 305,500 shares of ESI Common Stock were granted to other ESI employees in 1999 under the 1997 Stock Plan: 277,500 shares at an exercise price of $34.125 per share, 25,000 shares at an exercise price of $36.250 per share and 3,000 shares at an exercise price of $18.250 per share. No other Awards were made in 1999 under the 1997 Stock Plan.

Option Grants in Last Fiscal Year. The following table sets forth information with respect to stock options granted by ESI under the 1997 Stock Plan to the Named Executive Officers during 1999. No stock options were granted under the 1994 Stock Plan during 1998.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price(2)	Expiration Date	5%	10%
Rene R. Champagne	60,000	13.95%	$34.125	1/28/09	$1,287,660	$3,263,160
Thomas W. Lauer	20,000	4.65%	34.125	1/28/09	429,220	1,087,720
Gene A. Baugh	20,000	4.65%	34.125	1/28/09	429,220	1,087,720
Edward G. Hartigan	12,000	2.79%	34.125	1/28/09	257,532	652,632
Clark D. Elwood	20,000	4.65%	34.125	1/28/09	429,220	1,087,720

(1) Numbers shown represent nonqualified stock options to purchase ESI Common Stock.

(2) Nonqualified stock options granted at 100% of the fair market value of ESI Common Stock on the date of grant. The options granted are exercisable in thirds on January 26 of each of the years 2000, 2001 and 2002.

(3) The amounts shown are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of our stock price. We did not use an alternative formula for a grant date valuation, as we are not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. At the end of the term of the options granted on January 26, 1999, the projected price per share of ESI Common Stock would be $55.586 at an assumed annul appreciation rate of 5% and $88.511 at an assumed annual appreciation rate of 10%.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information with respect to the exercise of options to purchase ESI Common Stock by the Named Executive Officers during 1999.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Rene R. Champagne	0	$0	153,583	119,667	$859,916.25	$0.00
Thomas W. Lauer	0	0	54,583	42,917	286,738.75	0.00
Gene A. Baugh	0	0	54,583	42,917	286,738.75	0.00
Edward G. Hartigan	0	0	51,250	28,250	286,738.75	0.00
Clark D. Elwood	0	0	43,333	42,917	147,352.50	0.00

(1) The closing price for ESI Common Stock on the New York Stock Exchange on December 31, 1999 was $15.438. Value is calculated on the basis of the difference between the option exercise price and $15.438, multiplied by the number of ''In-the-Money'' shares of ESI Common Stock underlying the option.

Severance Pay Plan

We have not entered into an employment contract with any of the Named Executive Officers.

Rene R. Champagne is the sole participant in ESI's Senior Executive Severance Pay Plan (the ''Severance Plan''). Under this plan, Mr. Champagne will be entitled to severance benefits, unless his employment is terminated by us: (a) for cause; (b) on or after his normal retirement date; or (c) as a result of acceptance of employment, or refusal of comparable employment, with a purchaser of ESI, voluntary resignation, voluntary retirement, failure to return from an approved leave of absence (including a medical leave of absence), death or disability.

The severance benefits include: (a) severance pay in an amount equal to the lower of 24 months' base salary, base salary for the number of months remaining between the termination of employment and his normal retirement date, or two times his total annual compensation during the year immediately preceding his termination; and (b) continued participation in our employee benefit plans (except for any short-term or long-term disability plans, the business travel accident plan or any new employee benefit plan adopted by us after his termination) during the period he receives severance pay.

The Severance Plan includes offset provisions for other compensation from us and requirements on the part of Mr. Champagne with respect to non-competition and compliance with our Code of Corporate Conduct. While severance payments would ordinarily be made monthly over the scheduled term of such payments, we have the option to make such payments in the form of a single lump-sum payment discounted to present value.

Pension Plan

ITT Pension Plan. From December 15, 1995 to June 10, 1998, we participated in the Retirement Plan for Salaried Employees of ITT Corporation (the ''ITT Pension Plan''), a non-contributory defined benefit pension plan that covered substantially all of our eligible salaried employees, including our executive officers. We paid the entire cost of the ITT Pension Plan with respect to our employees. Annual amounts of normal retirement pension commencing at age 65 based on average final compensation and benefit service, but before Social Security reductions and subject to the offset described below, are illustrated in the following table.

ITT Pension Plan Table

	Years of Service					
Remuneration	**15**	**20**	**25**	**30**	**35**	**40**
$50,000	$ 15,000	$ 20,000	$ 25,000	$ 28,750	$ 32,500	$ 36,250
100,000	30,000	40,000	50,000	57,500	65,000	72,500
200,000	60,000	80,000	100,000	115,000	130,000	145,000
300,000	90,000	120,000	150,000	172,500	195,000	217,500
400,000	120,000	160,000	200,000	230,000	260,000	290,000
500,000	150,000	200,000	250,000	287,500	325,000	362,500

The annual pension amounts to 2% of a member's average final compensation (as defined below) for each of the first 25 years of benefit service prior to June 10, 1998, plus 1.5% of a member's average final compensation for each of the next 15 years of benefit service prior to June 10, 1998, reduced by 1.25% of the member's primary Social Security benefit for each year of benefit service to a maximum of 40 years; provided that no more than 50% of the member's primary Social Security benefit is used for such reduction. A member's average final compensation (including salary plus approved bonus payments) is defined under the ITT Pension Plan as the total of (a) a member's average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service affording the highest such average, plus (b) a member's average annual compensation not including base salary for the five calendar years of the member's last 120 consecutive calendar months of eligibility service affording the highest such average. The amounts shown

under ‘‘Salary’’ and ‘‘Bonus’’ in the Summary Compensation Table are the components of the compensation that is used for purposes of determining ‘‘average final compensation’’ under the ITT Pension Plan, but annual compensation in excess of $160,000 and compensation accrued after June 9, 1998 are not taken into account. The ITT Pension Plan also provides for undiscounted early retirement pensions for members who retire at or after age 60 following completion of 15 years of eligibility service. A member is vested in benefits accrued under the ITT Pension Plan upon completion of five years of eligibility service. Prior to December 19, 1995, we participated in the Retirement Plan for Salaried Employees of Old ITT (the ‘‘Old Pension Plan’’). The terms of the Old Pension Plan were substantially identical to the terms of the ITT Pension Plan. The Old Pension Plan remained with Old ITT following the division of Old ITT’s businesses among itself and two of its wholly owned subsidiaries (including ITT) and the distribution of all the outstanding common stock of ITT and the other subsidiary to the shareholders of Old ITT, which occurred on December 19, 1995. Old ITT is responsible for administering the benefits under the Old Pension Plan with respect to its own employees as well as our retirees. As sponsor of the Old Pension Plan, Old ITT will be responsible for all benefits accrued thereunder. To the extent the assets in the Old Pension Plan are insufficient to satisfy the benefit liabilities thereunder, Old ITT will be responsible, in accordance with applicable law, for satisfying those liabilities with its own assets. The ITT Pension Plan recognizes service with other companies that were part of Old ITT prior to December 19, 1995 for eligibility, vesting and benefit accrual purposes and further provides for an offset of any benefit payable from any retirement plan of such companies covering the same period of service.

Prior to February 12, 1998, we participated in an ITT non-qualified unfunded retirement plan (the ‘‘ITT Excess Pension Plan’’) for payment of those benefits at retirement that could not be paid from the qualified ITT Pension Plan. The practical effect of the ITT Excess Pension Plan was to continue calculation of retirement benefits to all employees on a uniform basis. Benefits for our employees under the ITT Excess Pension Plan were paid directly by us. The approval by ITT’s shareholders on February 12, 1998 of Starwood, Inc.’s acquisition of ITT constituted a change in corporate control as defined in the ITT Excess Pension Plan, which resulted in a distribution of all of the assets of the ITT Excess Pension Plan to the participants.

Respective years of benefit service under the ITT Pension Plan, through June 9, 1998, are as follows: Mr. Baugh—20.589; Mr. Champagne—12.692; Mr. Elwood—14.014; Mr. Hartigan—11.375; and Mr. Lauer—29.442.

ESI Pension Plan. On June 9, 1998, we established the ESI Pension Plan covering substantially all of our eligible salaried employees, including our executive officers. Prior to that time, we participated in certain pension plans of ITT and Old ITT. See ''—ITT Pension Plan.'' The ESI Pension Plan is a cash balance defined benefit plan, which provides a set benefit to participating employees at their retirement that is not affected by the amount of our contributions to the ESI Pension Plan trust or the investment gains or losses with respect to such contributions. At the end of each plan year (*i.e.*, January 1 through December 31, except for the first plan year of June 9, 1998 through December 31, 1998), the ESI Pension Plan credits a bookkeeping account associated with each participating employee with (a) an amount based on the employee's compensation, age and years of benefit service (the ''Pay Credit'') and (b) interest on the balance in the bookkeeping account at the fixed rate of 8%, compounded annually. At retirement, the participating employee will receive a benefit equal to the value of the bookkeeping account associated with such employee. We pay the entire cost of the ESI Pension Plan. The Pay Credit equals a percentage of the participating employee's compensation (including base pay, overtime pay, bonuses and certain commissions) for the plan year and is determined under the following schedule according to points based on the participating employee's age and years of benefit service:

Points	Standard Schedule Allocation Percentage
1–29	2.0
30–34	2.5
35–39	3.0
40–44	3.5
45–49	4.0
50–54	4.5
55–59	5.5
60–64	6.5
65–69	7.5
70–74	9.0
75–79	10.5
80+	12.0

Participating employees who meet certain age and service requirements receive Pay Credits under the following ''Transition Schedule'' which is more generous at the higher point levels:

Points	Transition Schedule Allocation Percentage
1–29	2.0
30–34	2.5
35–39	3.0
40–44	3.5
45–49	4.0
50–54	4.5
55–59	5.5
60–64	7.0
65–69	8.5
70–74	10.5
75–79	13.0
80+	16.0

Mr. Elwood receives Pay Credits under the ''Standard Schedule,'' and Messrs. Champagne, Lauer, Baugh and Hartigan receive Pay Credits under the ''Transition Schedule.''

The participating employee's points for a plan year equal the sum of the employee's age and years of benefit service as of the last day of the plan year. Any benefit service and vesting service with ITT or any of its affiliated companies that was credited to the participating employee under the ITT Pension Plan as of June 9, 1998 is treated as benefit service and vesting service, respectively, with us under the ESI Pension Plan. A participating employee who has completed five or more years of vesting service (or his or her beneficiary) is eligible to receive a distribution from the ESI Pension Plan upon the participating employee's retirement on or after age 55, disability, death or after the employee has both terminated employment and reached age 55. The

form and timing of the distribution may vary. Respective years of benefit service under the ESI Pension Plan, through December 31, 1999, are as follows: Mr. Baugh—22.150; Mr. Champagne—14.253; Mr. Elwood—15.575; Mr. Hartigan—12.931; and Mr. Lauer—31.000. The estimated annual benefits payable upon retirement at age 65 (assuming an annual 4.5% increase in compensation and that the form of distribution is an annuity) for each of the Named Executive Officers is as follows:

Executive Officer	Estimated Annual Benefit
Mr. Champagne	$23,077
Mr. Lauer	49,929
Mr. Baugh	31,559
Mr. Hartigan	15,719
Mr. Elwood	112,531

Federal legislation limits the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. We have adopted a non-qualified unfunded retirement plan (''ESI Excess Pension Plan'') for payment of those benefits at retirement that cannot be paid from the qualified ESI Pension Plan. The practical effect of the ESI Excess Pension Plan is to continue calculation of retirement benefits to all employees on a uniform basis. Benefits for our employees under the ESI Excess Pension Plan will generally be paid directly by us. Any ''excess'' benefit accrued to any such employee will be immediately payable in the form of a single discounted lump sum payment upon the occurrence of a change in corporate control (as defined in the ESI Excess Pension Plan).

Compensation Committee Interlocks and Insider Participation

From January 1, 1999 until February 1, 1999, the members of the Compensation Committee (''Committee'') were John E. Dean, James D. Fowler, Jr., Merrick R. Kleeman and Barry S. Sternlicht. From February 1, 1999 until May 11, 1999, the members of the Committee were John E. Dean and James D. Fowler, Jr. Since May 11, 1999, the members of the Committee have been James D. Fowler, Jr., Daniel P. Weadock and Vin Weber. Except for Barry S. Sternlicht, none of the Committee members during 1999 were involved in a relationship requiring disclosure as an interlocking executive officer/director or under Item 404 of Regulation S-K or as an officer or employee of ESI. Mr. Sternlicht is an executive officer of Starwood, Inc. which became the parent corporation of ITT on February 23, 1998. ITT provided certain administrative, financial, treasury, accounting, tax and other services to us and made available certain of its employee benefit plans to our employees. ITT and ESI have also been parties to a number of intercompany agreements covering matters such as corporate governance, tax sharing arrangements, the use of the ''ITT'' name and registration rights. See ''Certain Transactions.''

Compensation Committee Report on Executive Compensation

This report sets forth the executive compensation policies of the Committee with respect to ESI executive officers in general and the rationale for the specific decisions affecting the 1999 compensation of Mr. Champagne, ESI's Chief Executive Officer. This report also discusses the relationship between the compensation of ESI's four other most highly compensated executive officers and the performance of ESI.

The Committee reviewed the compensation policies adopted and followed by the Committee with respect to all of ESI's executive officers and confirmed the guiding principles contained therein that executive officer compensation must be related to ESI's performance and must emphasize increasing shareholder value. The Committee also determined that the general components of the compensation policies pertaining to ESI executive officers (*i.e.*, salaries, bonuses, long-term incentives and employee benefits) are sufficiently tied to ESI's performance.

The Committee determined that ESI's continued success is due in part to its skilled executives. In setting and administering ESI's compensation policies and programs, the Committee attempts to target compensation to the median of the range of compensation provided to executives of corporations similar to ESI in terms of assets, sales, revenues and earnings. ESI's executive compensation programs are designed to attract, reward and retain skilled executives and to provide incentives which vary upon the attainment of short-term operating performance objectives and long-term performance goals. The main objective is to provide ESI executives with incentives directly linked to the creation of shareholder value.

The Committee's Role. The Committee is responsible for the administration of the executive compensation program and reviews all proposed new or amended employee benefit plans. Since April 13, 1999, the Committee was composed of three Directors, James D. Fowler, Jr., Daniel P. Weadock and Vin Weber, all of whom participated in the deliberations concerning compensation reported in 1999.

The Committee may select consultants from nationally recognized independent compensation and benefits consulting firms to provide expert advice on any aspect of the ESI executive compensation program. The Committee may request written reports or hold private meetings with such consultants in order to obtain independent opinions on compensation proposals. The Committee has met, and will continue to meet, in executive sessions which are not attended by any ESI executives or managers. The Committee regularly reports its activities to the Board of Directors.

Performance Evaluation. The Committee met in executive session in October 1999 to review the overall performance of the Chief Executive Officer, particularly with respect to ESI's long range strategies and the achievement of both financial and non-financial objectives. Much consideration was given to the Chief Executive Officer's role in building shareholder value and improving the return on the shareholders' investment.

The Compensation Program. The compensation program for ESI executives presently consists of base salary, annual incentive bonus, long-term incentives and employee benefits. It remains the intent of the Committee that incentives based on long-term performance should be the major component in the pay package for senior executives. The Committee believes that the use of ESI Common Stock in the payment of these incentives will enhance the ESI executives' commitment to the company's long-term performance. Discussed below is each element of the compensation program.

Base Salary. Salaries are set and administered to reflect the value of the job in the marketplace and individual contribution and performance. Salaries provide a necessary element of stability in the total pay program and, as such, are not subject to significant variability. Salary increases are based primarily on merit. During 1999, ESI executive salaries were evaluated in relation to a competitive annualized merit increase guideline of 5% for expected levels of individual performance. Actual increases can vary from the guideline depending primarily on individual performance.

The Committee authorized a salary increase for Mr. Champagne effective January 1, 2000 of $16,800, bringing his annual salary to $366,800. This merit increase, which followed a 12-month interval since his last salary review, was equivalent to 4.8% on an annualized basis and was based on an evaluation of his performance during the measurement period and a comparison of the base salaries of the chief executive officers of companies similar in size to ESI in terms of assets, sales, revenues and earnings.

Among the other named executive officers, Mr. Lauer's annual salary was increased effective May 1, 1999 to $182,800, an increase of $7,370 or 4.2% after 12 months. Mr. Baugh's annual salary was increased effective September 1, 1999 to $175,900, an increase of $9,150 or 5.5% after 12 months. Mr. Hartigan's annual salary was increased effective February 1, 1999 to $157,700, an increase of $6,675 or 4.4% after 12 months. Mr. Elwood's annual salary was increased effective January 1, 1999 to $143,700, an increase of $10,030 or 7.5% after 12 months.

Annual Incentive Bonus. The amounts of annual bonus awards are based on corporate financial performance for the year compared to an annual performance goal established at the beginning of the year. For 1999, such performance goal is 1999 net income compared to 1998 net income. The annual bonus awards are paid in components of cash and shares of ESI Common Stock. The percentage of each component depends on the value of the executive's holdings of ESI Common Stock prior to the payment of the bonus award.

In February 1999, the Committee authorized ESI to pay the named executive officers and certain other executive and non-executive employees of ESI a special, one-time bonus for the extraordinary contributions of these employees during 1998 associated with ESI's February 23, 1998 change in control occasioned by Starwood, Inc.'s acquisition of ITT, the June 9, 1998 and February 1, 1999 secondary public offerings of ESI Common Stock owned by ITT, and ESI's change in the accreditation of its ITT Technical Institutes. This special bonus was paid with monies ESI received from ITT for administrative expenses related to the February 1, 1999 Offering. See ''—Summary Compensation Table.''

Stock Option Awards. Stock option awards provide long-term incentives which are directly related to the performance of ESI Common Stock. Options generally have ten-year terms and closely align the executive's interests with those of other shareholders.

In order to create performance incentives and promote equity ownership in ESI by certain officers, stock options were granted under the 1997 Stock Plan on January 26, 1999 to 100 employees of ESI at an option exercise price of $34.125 per share, April 5, 1999 to one employee of ESI at an option exercise price of $36.250 per share and October 11, 1999 to one employee of ESI at an option exercise price of $18.250 per share.

Employee Benefits. Executives also participate in ESI's broad-based employee benefits program which includes a pension program, an investment and savings plan, group medical and dental coverage and other benefit plans.

Discussion of the Committee's Policy Regarding Qualifying Compensation for Deductibility Under Section 162(m) of the Internal Revenue Code. Tax legislation known as the Omnibus Budget Reconciliation Act of 1993 (''OBRA'') created a new Code subsection 162(m), under which the allowable deduction for compensation paid or accrued with respect to the chief executive officer and each of the four most highly compensated executive officers of a publicly held corporation is limited to no more than $1 million per year for taxable years on or after January l, 1994. Certain types of compensation are exempted from this deduction limitation, including payments subject to: (a) the attainment of an objective performance goal or goals; (b) an outside director requirement; and (c) a shareholder approval requirement.

It is the policy of the Committee to establish a competitive executive compensation program and to design and administer incentive plans which relate rewards directly to ESI's overall performance and the individual executive's specific contribution.

In light of OBRA, it is the policy of the Committee to modify where necessary the executive compensation plans so as to maximize the tax deductibility of compensation paid to its executive officers, and the Committee does not anticipate paying any compensation in 1999 that is not fully tax deductible. Accordingly, the 1997 Stock Plan includes a fixed limit on the number of options that may be granted to any individual in any given year. Any future gains that may be realized upon the exercise of stock options granted under the 1997 Stock Plan will qualify as ''performance-based compensation'' and will be fully deductible by ESI.

Compensation Committee
James D. Fowler, Jr.
Daniel P. Weadock
Vin Weber

Performance Graph

The performance graph set forth below compares the cumulative total shareholder return on ESI Common Stock with the S&P 500 Index and an Industry Group Index for the period from December 31, 1994 through December 31, 1999. The industry group consists of the following companies selected on the basis of the similar nature of their business: Apollo Group, Inc., Career Education Corp., Computer Learning Centers, Inc., Corinthian Colleges, Inc., DeVry, Inc., Education Management Corp., Edutrek International, Inc., Quest Education Corporation, Sylvan Learning Systems, Inc. and Whitman Education Group, Inc. (the ''Industry Group''). We believe that, including us, the Industry Group represents a significant portion of the market value of publicly traded companies whose primary business is classroom education. ESI Common Stock commenced trading on the New York Stock Exchange on December 20, 1994. The number of publicly traded companies involved in education has increased dramatically over the past few years, making the composition of the Industry Group more representative of our industry than the peer issuers previously included in our industry group index. The former industry group included all of the peer issuers in the Industry Group, except for Career Education Corp., which became a publicly traded company in 1998, and Corinthian Colleges, Inc., which became a publicly traded company in 1999 (the ''Former Industry Group'').

Cumulative Total Return
(Based on $100 invested on December 31, 1994 and assumes the reinvestment of all dividends)


DOLLARS
900
800
700
600
500
400
300
200
100
0
1994
1995
1996
1997
1998
1999
ITT Educational Services, Inc.
Industry Group Index
S&P 500 Index
Former Industry Group Index

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99
ITT Educational Services, Inc.	100.00	243.21	513.38	495.34	754.80	342.71
Industry Group Index	100.00	237.55	425.54	608.92	770.91	472.75
Former Industry Group Index	100.00	237.55	425.54	608.92	770.91	445.60
S&P 500 Index	100.00	137.58	169.17	225.61	290.09	351.13

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Compensation Committee Report on Executive Compensation and the stock price Performance Graph shall not be incorporated by reference in any such filings.

INDEPENDENT AUDITORS

In accordance with the recommendation of the Audit and Corporate Governance Committee, the Board of Directors has reappointed PricewaterhouseCoopers LLP as our independent auditors for 2000. A representative of PricewaterhouseCoopers LLP will attend the meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions. Our Board of Directors reserves the right to replace the auditors at any time upon the recommendation of the Audit and Corporate Governance Committee.

SECURITY OWNERSHIP

The following table sets forth, as of February 22, 2000, the number of shares of ESI Common Stock beneficially owned by any person (including any group) known by management to beneficially own more than 5% of ESI Common Stock, by each Director, by each of the Named Executive Officers and by all of our current Directors and executive officers as a group. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to all shares indicated as beneficially owned.

	ESI Common Stock	
Name of Beneficial Owner	**Number of Shares Beneficially Owned(1)**	**Percent of Class**
Westport Asset Management, Inc. and Westport Advisers LLC 253 Riverside Avenue Westport, CT 06880	3,127,040(2)	12.7
J & W Seligman & Co. Incorporated and William C. Morris 100 Park Avenue New York, NY 10017	1,685,930(3)	6.8
FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson 82 Devonshire Street Boston, MA 02109	1,475,000(4)	6.0
Warburg Pincus Asset Management, Inc. 466 Lexington Avenue New York, NY 10017	1,466,577(5)	6.0
Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron 767 Fifth Avenue New York, NY 10153	1,243,500(6)	5.0

Name of Beneficial Owner	ESI Common Stock	
	Number of Shares Beneficially Owned(1)	Percent of Class
Rene R. Champagne	251,376(7)	1.0
Gene A. Baugh	84,366(8)	*
Clark D. Elwood	68,789(9)	*
Edward G. Hartigan	72,889(10)	*
Thomas W. Lauer	82,050(11)	*
Rand V. Araskog	250,582(12)	1.0
John E. Dean	15,437(13)	*
Leslie Lenkowsky	12,500(15)	*
Harris N. Miller	12,300(16)	*
Daniel P. Weadock	10,582(17)	*
Vin Weber	12,832(18)	*
All current Directors and executive officers as a group (12)	887,453(19)	3.5

*Less than 1%.

(1) All shares of ESI Common Stock are owned directly except as otherwise indicated. Pursuant to regulations of the Securities and Exchange Commission, shares (a) receivable by Directors and executive officers upon exercise of employee stock options exercisable within 60 days after February 22, 2000, (b) allocated to the accounts of certain Directors and executive officers under the ESI 401(k) Plan at February 22, 2000 or (c) credited to the accounts of certain Directors under the ESI Non-Employee Directors Deferred Compensation Plan at February 22, 2000 are deemed to be beneficially owned by such Directors and executive officers.

(2) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the ''1934 Act''). Each beneficial owner possesses voting and investment power over a total of 3,127,040 shares. Westport Advisers LLC (''Advisers'') is a registered investment adviser and a subsidiary of Westport Asset Management, Inc. (''WAM''), which is also a registered investment adviser. Advisers and WAM have sole power to (a) vote or direct the vote of 305,500 shares and (b) dispose or direct the disposition of 305,500 shares. Advisers and WAM have shared power to (a) vote or direct the vote of 2,564,015 shares and (b) dispose or direct the disposition of 2,821,540 shares.

(3) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 1,685,930 shares. J & W Seligman & Co. Incorporated (''JWS'') is a registered investment adviser. Mr. Morris owns a majority interest in JWS. JWS and Mr. Morris have shared power to (a) vote or direct the vote of 1,502,900 shares and (b) dispose or direct the disposition of 1,685,930 shares.

(4) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 1,475,000 shares. Fidelity Management & Research Company (''Fidelity'') is a registered investment adviser and subsidiary of FMR Corp. Fidelity Management Trust Company (''Trust'') is a bank and a subsidiary of FMR Corp. Mr. Johnson and his family, including Ms. Johnson, own a controlling interest in FMR Corp. Fidelity International Limited (''FIL'') is an investment adviser that is controlled by Mr. Johnson and members of his family. FMR Corp. has sole power to (a) vote or direct the vote of 309,000 shares beneficially owned by Trust and 6,800 shares beneficially owned by FIL and (b) dispose or direct the disposition of 1,159,200 shares beneficially owned by Fidelity, 309,000 shares beneficially owned by Trust and 6,800 shares beneficially owned by FIL. Mr. Johnson and Ms. Johnson each have sole power to dispose or direct the disposition of 1,159,200 shares beneficially owned by Fidelity, 309,000 shares beneficially owned by Trust and 6,800 shares beneficially owned by FIL.

(5) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and has sole power to vote or direct the vote of 1,198,050 shares.
(6) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 1,243,500 shares. BAMCO, Inc. and Baron Capital Management, Inc. are registered investment advisers and subsidiaries of Baron Capital Group, Inc. Mr. Baron owns a controlling interest in Baron Capital Group, Inc. Baron Capital Group, Inc. and Mr. Baron have shared power to (a) vote or direct the vote of 1,243,500 shares and (b) dispose or direct the disposition of 1,243,500 shares. BAMCO, Inc. has shared power to (a) vote or direct the vote of 975,000 shares and (b) dispose or direct the disposition of 975,000 shares. Baron Capital Management, Inc. has shared power to (a) vote or direct the vote of 268,500 shares and (b) dispose or direct the disposition of 268,500 shares.
(7) This number includes 36,362 shares owned directly, 4,098 shares owned under the ESI 401(k) Plan and 210,916 shares subject to presently exercisable options.
(8) This number includes 8,256 shares owned directly, 278 shares owned under the ESI 401(k) Plan and 75,832 shares subject to presently exercisable options.
(9) This number includes 1,805 shares owned directly, 2,402 shares owned under the ESI 401(k) Plan and 64,582 shares subject to presently exercisable options.
(10) This number includes 2,897 shares owned directly, 3,492 shares owned under the ESI 401(k) Plan and 66,500 shares subject to presently exercisable options.
(11) This number includes 5,842 shares owned directly, 376 shares owned under the ESI 401(k) Plan and 75,832 shares subject to presently exercisable options.
(12) This number includes 240,000 shares owned directly, 582 shares deferred under the Directors Deferred Compensation Plan and 10,000 shares subject to presently exercisable options.
(13) This number includes 4,405 shares owned directly, 450 shares owned by Mr. Dean's spouse, 582 shares deferred under the Directors Deferred Compensation Plan and 10,000 shares subject to presently exercisable options.
(14) This number includes 3,750 shares owned directly and 10,000 shares subject to presently exercisable options.
(15) This number includes 2,500 shares owned directly and 10,000 shares subject to presently exercisable options.
(16) This number includes 2,300 shares owned directly and 10,000 shares subject to presently exercisable options.
(17) This number includes 582 shares deferred under the Directors Deferred Compensation Plan and 10,000 shares subject to presently exercisable options.
(18) This number includes 2,250 shares owned directly, 582 shares deferred under the Directors Deferred Compensation Plan and 10,000 shares subject to presently exerciable options.
(19) This number includes 10,646 shares owned under the ESI 401(k) Plan, 563,662 shares subject to presently exercisable options and 2,328 shares deferred under the Directors Deferred Compensation Plan.

CERTAIN TRANSACTIONS

Relationship With Former Shareholder

On June 9, 1998, we completed a secondary public offering of 13,050,000 shares of ESI Common Stock owned by ITT (the ''June 1998 Offering''), reducing the percentage of the outstanding shares of ESI Common Stock owned by ITT from 83.33% to 35%, or 9,450,000 shares. On February 1, 1999, we completed a secondary public offering of 7,950,000 shares of ESI Common Stock owned by ITT (the ''February 1999 Offering''), and we repurchased an additional 1,500,000 shares of ESI Common Stock owned by ITT, eliminating ITT's entire beneficial ownership interest in ESI Common Stock. The four members of our Board of Directors who were recommended by ITT (Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht) resigned on the same date.

Agreements With Former Shareholder

Set forth below are descriptions of certain agreements between us and ITT and/or its affiliates that we entered into in connection with the June 1998 Offering. Pursuant to the Stock Repurchase Agreement, certain provisions of these agreements were amended in connection with the February 1999 Offering. See ''—Stock Repurchase Agreement.''

Amended and Restated Registration Rights Agreement. ITT's registration rights under an Amended and Restated Registration Rights Agreement (the ''Registration Rights Agreement'') ended upon the consummation of the February 1999 Offering when ITT no longer held any shares of ESI Common Stock. The registration rights provisions of the Registration Rights Agreement provided that, upon request of ITT, we would register under the Securities Act of 1933 any of the shares of ESI Common Stock held by ITT for sale in accordance with ITT's intended method of disposition thereof, and would take such other action necessary to permit the sale of such shares in other jurisdictions. ITT had the right to request two such registrations. We were to pay all registration expenses (other than underwriting discounts and commissions and ITT's legal, accounting and advisory expenses) in connection with such registrations. ITT also had the right to include the shares of ESI Common Stock held by it in other registrations of shares of ESI Common Stock initiated by us on our own behalf or on behalf of any other person. We were to pay all registration expenses (other than underwriting discounts and commissions related to the shares of ESI Common Stock sold by ITT, ITT's legal, accounting and advisory expenses, and the filing fees payable under the Securities Act of 1933 for the shares of ESI Common Stock sold by ITT) in connection with each such registration. The rights of ITT under the Registration Rights Agreement were transferable by ITT. In 1999, we incurred approximately $900,000 in costs associated with the February 1999 Offering under the Registration Rights Agreement.

The Registration Rights Agreement prohibited the holder of any shares of ESI Common Stock that we registered pursuant to such agreement from disposing of any such shares if the disposition would have caused a change in control of ESI or any of our ITT Technical Institutes, until we received all of the required prior approvals of the U.S. Department of Education (the ''DOE''), the accrediting commissions that accredit our ITT Technical Institutes (the ''Accrediting Commissions'') and the state education authorities that regulate our ITT Technical Institutes (the ''SEAs'').

Trade Name and Service Mark License Agreement. A Trade Name and Service Mark License Agreement (the ''License Agreement''), among other things, provides that ITT Sheraton Corporation (''Sheraton''), an ITT affiliate, grants to us for a period of seven years from June 9, 1998 a non-exclusive, non-transferable, worldwide, royalty-free license to use the ''ITT'' corporate and trade name, service mark and trademark ''ITT'' (the ''Licensed Mark'') solely in connection with the operation of our business and in a manner specifically identified in the License Agreement. This period could be extended for an additional five years if we requested an extension and we reached an agreement with Sheraton on the amount of royalties, if any, that we would pay during such extension. The License Agreement further provides that (1) our use of the Licensed Mark shall be consistent with Sheraton guidelines and standards, (2) certain of our materials bearing the Licensed Mark must contain a prescribed notice and (3) certain changes in control of ESI, as defined in the License Agreement, will terminate the License Agreement. Pursuant to the Stock Repurchase Agreement, the License Agreement was amended, effective upon the closing of the February 1999 Offering and stock repurchase, to provide us with a perpetual royalty-free license to use the Licensed Mark, expand the manner in which we can use the Licensed Mark and allow us to assign our license to use the Licensed Mark to any of our wholly-owned subsidiaries. See ''—Stock Repurchase Agreement.''

Amended and Restated Income Tax Sharing Agreement. Prior to the June 1998 Offering, we had been included in the consolidated United States federal income tax return of ITT. We also had been included in certain state and local tax returns of ITT or its subsidiaries. An Amended and Restated Income Tax Sharing Agreement (the ''Tax Agreement''), which became effective at the time of the June 1998 Offering, provides, among other things, for the allocation of liability for federal, state and local taxes between us and ITT. Under the Tax Agreement, we are responsible for all federal, state and local taxes related to our operations before and after the June 1998 Offering, and Starwood, Inc. is responsible for all such taxes related to all other operations of Starwood, Inc. and its subsidiaries before and after the June 1998 Offering.

The Tax Agreement also sets forth procedures for filing returns, paying estimated taxes, amending returns, allocating refunds, tax audits and contests and certain tax elections. In particular, all tax refunds attributable to our operations will be paid to us and we will pay all tax assessments, interest and penalties attributable to our operations. Starwood, Inc. is responsible for preparing and filing all tax returns, and any amendments to these returns, involving our operations prior to the June 1998 Offering, and we are responsible for preparing and filing all tax returns, and any amendments to these returns, involving our operations following the June 1998 Offering.

Stockholder Agreement. ITT's ''Board Rights'' under a Stockholder Agreement (the ''Stockholder Agreement'') terminated upon the consummation of the February 1999 Offering. The ''Board Rights'' consisted of the following:

- the authorized number of directors on our Board of Directors (the ''Board'') was not to exceed 10;
- the authorized number of classes of directors of the Board was not to exceed three;
- in connection with each annual meeting of our shareholders, the Board was to nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the Board so that the total number of ITT designees on the Board would be in relative proportion to the percentage of the outstanding shares of ESI Common Stock held by ITT and its affiliates (collectively, the ''ITT Group''); and
- the membership of our standing Nominating Committee of the Board was to be limited to four members, two of whom were to be directors who were ITT designees until the number of ITT designees on the Board was two, in which event only one ITT designated director was to be on the Nominating Committee, and if there was one ITT designee on the Board, such designee was not required to be on the Nominating Committee.

The Board Rights were to terminate when the ITT Group held less than 7.5% of the outstanding shares of ESI Common Stock. The ITT Group could have assigned the Board Rights in whole, but not in part, to any one transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock (the ''Rights Transferee''). The ITT designees that were on the Board in 1998 (Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht) resigned on February 1, 1999.

The Stockholder Agreement prevented us as a result of any statutory anti-takeover or other anti-takeover provisions adopted by us from (1) significantly limiting or restricting the ability of the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of ESI Common Stock to transfer or vote the ESI Common Stock held by it or (2) significantly adversely affecting the value of the shares of ESI Common Stock then owned by the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of the ESI Common Stock. The Stockholder Agreement also prevented us from taking any action that would have subjected any such shares to any restriction, limitation or provision of law to which other holders of ESI Common Stock were not subject. These restrictions ended in February 1999 when the ITT Group held less than 10% of the outstanding shares of ESI Common Stock.

The Stockholder Agreement prohibited the ITT Group or the Rights Transferee from transferring any of their shares of ESI Common Stock if such transfer would have caused a change in control of ESI or any of our ITT Technical Institutes, until we received all of the required prior approvals of the DOE, Accrediting Commissions and SEAs.

The Stockholder Agreement also includes reciprocal indemnifications of ITT and ESI by the other against all losses, claims and expenses arising after June 9, 1998 from (1) any misstatements or omissions by the indemnifying party in the Registration Statement and Prospectus for the June 1998 Offering or (2) any current or future litigation involving the indemnifying party's operations or business.

The Stockholder Agreement preserves our access to certain insurance policies covering us when we were a subsidiary of ITT.

Employee Benefits Agreement. An Employee Benefits Agreement (the ''Benefits Agreement''), among other things, provides for the allocation and assignment of the respective rights and obligations of ESI and ITT before and after the June 1998 Offering with respect to benefits and compensation matters pertaining to our current and former employees. Under the terms of the Benefits Agreement, after the June 1998 Offering we ceased participation in all ITT employee benefit plans and programs, the services provided to us under our former Employee Benefits and Administrative Services Agreement with ITT ceased and we became responsible for establishing and maintaining our own employee benefit plans and programs.

In particular, the Benefits Agreement ended participation of our employees in the ITT Pension Plan, the ITT Excess Pension Plan, the ITT Savings Plan and the ITT Excess Savings Plan. The ITT Pension Plan retained all assets and all liabilities for the benefits accrued thereunder by our participating employees. We assumed the liability for all benefits accrued under the ITT Excess Pension Plan by each of our participating employees since the date of the acquisition of ITT by Starwood, Inc. and prior to the June 1998 Offering. In 1999, we distributed $46,623 to our employees who participated in the ITT Excess Pension Plan in satisfaction of the obligations we assumed with respect to that plan. The ITT Savings Plan transferred a significant portion of the assets in such plan for the accounts of our employees to a qualified 401(k) plan established by us, and we assumed all obligations with respect to such transferred assets. We assumed the liability for all benefits accrued under the ITT Excess Savings Plan by each of our participating employees since the date of the acquisition of ITT by Starwood, Inc. and prior to the June 1998 Offering.

In accordance with the Benefits Agreement, ITT transferred assets relating to, and we assumed all obligations for, (1) all future post-retirement medical plan obligations attributable to one of our employees and (2) medical and life insurance coverage of our current and former disabled employees entitled to such coverage. ITT retained all assets relating to, and all obligations to provide, (1) retiree life insurance coverage to former employees of ESI entitled to such coverage as of December 31, 1997 and (2) disability payments to our current and former employees who were disabled as of December 31, 1997 and are receiving disability payments under ITT's long-term disability plan. In 1999, we paid $41,666 in satisfaction of all of the obligations we assumed with respect to the post-retirement medical benefits attributable to one of our employees.

In addition to the other employee benefit plans and programs offered by us, we offer our own 401(k) plan, excess savings plan, pension plan and excess pension plan for the benefit of our employees, at a cost similar to what we paid to participate in comparable plans offered by ITT.

Stock Repurchase Agreement. In connection with the February 1999 Offering, we entered into a Stock Repurchase Agreement, pursuant to which we and ITT agreed, among other things, to the following:

- we would repurchase from ITT in the February 1999 Offering 1,500,000 shares of ESI Common Stock at a per share price equal to the lesser of (1) the public offering price, less underwriting discounts and commissions and (2) $32.84;
- upon completion of the February 1999 Offering and the stock repurchase, ITT would pay us $500,000 for administrative expenses and an additional $500,000 for administrative expenses if certain conditions related to the February 1999 Offering were satisfied;
- the License Agreement would be amended, effective upon the consummation of the February 1999 Offering and the stock repurchase, and would:
  - provide us with a perpetual royalty-free license to use the Licensed Mark;
  - expand the manner in which we can use the Licensed Mark; and
  - allow us to assign our license to use the Licensed Mark to any of our wholly-owned subsidiaries;
- ITT would use its best efforts to cause Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to resign from the Board upon the consummation of the February 1999 Offering and the stock repurchase;

- if the underwriters' over-allotment option in the February 1999 Offering was not exercised in full, we would file a post-effective amendment to the registration statement for the February 1999 Offering, converting it into a shelf registration statement covering all remaining shares of ESI Common Stock held by ITT. In addition, ITT agreed that this shelf registration would constitute ITT's last remaining demand registration under the Registration Rights Agreement; and
- we and ITT will indemnify each other against certain liabilities that may arise in connection with the February 1999 Offering, the stock repurchase or the related transactions.

On February 1, 1999, we completed the February 1999 Offering of 7,950,000 shares of ESI Common Stock owned by ITT (including the underwriters' over-allotment option), and repurchased an additional 1,500,000 shares of ESI Common Stock owned by ITT at a price of $49,087,500. On the same date, the License Agreement was amended, ITT paid us $1,000,000 for administrative expenses related to the February 1999 Offering, and Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht resigned from our Board of Directors.

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

The date by which shareholder proposals must be received by us for inclusion in proxy materials relating to the 2001 Annual Meeting of Shareholders is November 24, 2000.

In order to be considered at the 2000 Annual Meeting of Shareholders, shareholder proposals must comply with the advance notice and eligibility requirements contained in our By-Laws. Our By-Laws provide that shareholders are required to give advance notice to us of any nomination by a shareholder of candidates for election as Directors and of any business to be brought by a shareholder before a shareholders' meeting. With respect to annual meetings, our By-Laws provide that a shareholder of record entitled to vote at such meeting may nominate one or more persons for election as Director or Directors or may properly bring business before such meeting only if the shareholder gives written notice thereof to the Secretary of ESI not less than 70 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. In the event the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, (1) notice by the shareholder of a nomination must be delivered or received not earlier than the 90th day prior to such annual meeting and not later than the later of the 70th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made and (2) notice by a shareholder of any other business must be received not later than the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The notice must contain specified information about each nominee or the proposed business and the shareholder making the nomination or proposal.

The advance notice provisions in our By-Laws also provide that in the case of a special meeting of shareholders called for the purpose of electing Directors, to be timely, a shareholder's notice must be delivered or received not earlier than the 90th day prior to such special meeting and not later than the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made and of nominees to be elected at such meeting.

The specific requirements of these advance notice and eligibility provisions are set forth in Article II, Section 8 and Article III, Section 2 of our By-Laws, a copy of which is available upon request. Such requests and any shareholder proposals should be sent to the Secretary of ESI at 5975 Castle Creek Parkway, North Drive, P.O. Box 50466, Indianapolis, IN 46250-0466.